Bradford & Bingley

06014898

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

22 June 2006

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Bradford & Bingley plc is authorised and regulated by the Financial Services Authority (FSA reg. no. 106126).
FSA does not regulate non-regulated mortgage contracts, credit cards, unsecured personal loans or savings. Calls may be monitored or recorded.
Registered Office: PO Box 88, Croft Road, Crossflatts, Bingley, West Yorkshire, BD16 2UA. Registered in England No. 3938288. VAT registration number 287371034.
F427 (02/2005)

Re 82-5154

30 May 2006

RECEIVED

2006 JUL -5 P 2:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Corporate brokers

Bradford & Bingley plc announce the appointment of UBS Investment Bank as joint corporate broker to the Group with effect from 1 June 2006.

UBS will work alongside Citigroup Global Markets Limited who continue in their current role as joint brokers.

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Media Relations:
Nickie Aiken
Tel: +44 (0) 20 7067 5623
Email: nickie.aiken@bbg.co.uk

END

15 June 2006

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	June 2006	March 2006
Outstanding current balance of mortgages	£538,942,601	£575,449,205
Number of mortgages	5,815	6,185
Average loan balance	£92,681	£93,054
Average LTV	65.02%	65.35%
Arrears:		
1 month +	0.48%	0.74%
3 months +	0.22%	0.29%
12 months +	0.03%	0.05%

Contacts :

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

20 June 2006

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004 -1 plc, Aire Valley Mortgages 2005 - 1 Plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**June 2006**	**March 2006**
Outstanding current balance of mortgages	£7,757,907,903	£7,211,446,224
Number of mortgages	64,566	60,680
Average loan balance	£120,155	£118,845
Weighted average current LTV	77.25%	77.35%
Arrears:		
1 month +	2.00%	2.38%
3 months +	1.16%	1.28%
12 months +	0.07%	0.07%
Repossessions	0.14%	0.11%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Mandy Pursey
Tel: +44 (0) 20 7067 5645
Email: mandy.pursey@bbg.co.uk

END

Re 82-5154

20 June 2006

RECEIVED
2006 JUL -5 P 2:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**June 2006**	**May 2006**
Outstanding current balance of mortgages	£4,466,121,425	£4,538,271,922
Number of mortgages	55,887	56,513
Average loan balance	£79,913	£80,305
Weighted average current LTV	60.3%	60.8%
Arrears:		
1 month +	1.18%	1.38%
3 months +	0.02%	0.01%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Mandy Pursey
Tel: +44 (0) 20 7067 5645
Email: mandy.pursey@bbg.co.uk

END

Pre-close Briefing – 22 June 2006

"New business volumes have continued to be very healthy and the credit quality of our fully secured lending book remains sound and within our expectations. We have a strong pipeline and believe our specialist markets will continue to grow well in the second half of the year."
Steven Crawshaw, Group Chief Executive

On the basis of the expected results for the half year, the Group is comfortable with the mean of analysts' forecasts for underlying profit for the full year*

Lending volumes
- We generated new business volumes during the first half of the year at similar strong levels seen during the second half of 2005
- Our pipeline of new business remains robust at around record levels

Margins
- Margins on new business have been broadly stable
- As a consequence of the strong balance sheet growth and the mix of funding to support this, there will be modest downward pressure on the Group's net interest margin as we progress through 2006

Credit Quality
- The credit quality of our fully secured lending book remains strong
- Arrears levels have increased moderately from historically low levels but remain well within our expectations
- Impairment is in line with expectations and reflects growth in lending balances and a stable environment of secured credit

Retail and Savings
- The Retail business is performing in line with expectations
- Savings balances remain healthy, supporting our diversified funding strategy
- The recently announced move to sell Bradford & Bingley lending products in our branches from November will further support our specialist lending business
- The announced withdrawal of mortgage broking will lead to a shift in mix of income, as an initial reduction in non-interest income will gradually be replaced by increasing interest income as we write loans to the balance sheet

Capital
- By growing the balance sheet strongly we are managing the tier one capital ratio down through our stated 7% to 8% range

Operating Costs
- The Group continues to exercise strict cost control whilst investing in growing the business and we expect the rate of cost increases to be below the rate of revenue growth

Compensation Costs
- The volume of claims for compensation related to endowment and investment products has increased markedly, reversing the downward trend established in the second half of 2005. At this stage, it is not clear whether the recent increase in claims is temporary and reflects only an acceleration of future claims or whether this is a new trend. We are

currently reviewing the adequacy of our provisions in respect of these claims with a view to taking a further charge and will provide an update at the interims
- The Group no longer provides independent advice on investment products

Market
- The fundamentals that support the housing market remain strong with demand for residential property expected to exceed supply for the foreseeable future. Unemployment and interest rates remain low and we expect these factors to remain favourable
- The demographic drivers of our specialist markets remain strong. For buy-to-let, increasing job mobility, growth in the number of households and the rise in the student population are all driving demand in the private rental sector. The growing number of self-employed and increasing job flexibility continue to drive growth in the self-cert market

* A B&B poll of 18 analysts' estimates indicates a mean consensus for 2006 underlying profit before tax and exceptional items of £329.6m. The range of forecasts is from £316.0m to £341.4m.

Conference call details

Bradford & Bingley will hold a conference call at 0930 hours today with analysts and investors to discuss the information that is contained within this statement.

Live dial in number:	01296 317500
Passcode:	C869746
Replay dial in:	01296 618700
Passcode:	510424

Timetable

2006 interim results announcement	27 July 2006
Ex-dividend date	23 August 2006
Record date	25 August 2006
Dividend payment date	6 October 2006

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928

Media Relations – Finsbury
Morgan Bone/Simon Moyse
+44 (0) 20 7251 3801

Disclaimer

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.